Exhibit 99.3

Source: Crown LNG

August 08, 2024 08:00 ET

Crown LNG Appoints Andrew Judson as Chairman of the Board

ST HELIER, Jersey, Aug. 08, 2024 (GLOBE NEWSWIRE) -- Crown LNG Holdings Limited (NASDAQ: CGBS) (“Crown” or “Crown LNG”), a leading provider of LNG liquefaction and regasification terminal technologies for harsh weather locations, today announced that its Board of Directors has appointed Andrew Judson to serve as Chairman of the Board, effective August 2, 2024. Mr. Judson takes over the role previously held by Jørn Husemoen, who will continue to serve as a member of the Board and Crown LNG’s Chief Financial Officer.

Mr. Judson, who has served as an independent director of Crown’s Board since July 2024, possesses a wealth of experience in the finance and energy sectors. He currently serves as a Senior Advisor at Fort Capital, one of Canada’s leading independent investment banking advisory firms. Prior to joining Fort Capital, Mr. Judson was Managing Director at Camcor Partners, a Calgary based boutique Private Equity firm investing in upstream companies active in the Western Canadian Sedimentary Basin on behalf of Institutional and private LPs., from 2013 – 2018. From 2007 – 2013, Mr. Judson served as Managing Director of FirstEnergy Capital, an investment bank focused on the energy sector. In addition, Mr. Judson has served as a director of Pieridae Energy Limited since 2015 and lead director of Condor Energies Inc. since 2019.

“As we begin our new chapter as a public company, I’m pleased to pass the baton to Andrew. He has provided tremendous insight as we undertook the effort to bring Crown to the public markets, and he has the expertise necessary to help navigate the company within a complex financial and geopolitical landscape,” said Jørn Husemoen, Chief Financial Officer and outgoing Board chair. “On behalf of the Board and management team, we look forward to Andrew’s seasoned leadership as we continue to execute our growth strategy.”

About Crown LNG Holdings Limited

Crown LNG is a leading provider of offshore LNG liquefaction and regasification terminal infrastructure solutions for harsh weather locations, which represent a significant addressable market for bottom-fixed, gravity based (“GBS”) liquefaction and floating storage regasification units, as well as associated green and blue hydrogen, ammonia and power projects. Through this approach, Crown aims to provide lower carbon sources of energy securely to under-served markets across the globe. Visit www.crownlng.com/investors for more information.

Contacts

For Crown LNG

Investors

Caldwell Bailey

ICR, Inc.

CrownLNGIR@icrinc.com

Media

Zach Gorin

ICR, Inc.

CrownLNGPR@icrinc.com